March 08, 2018

FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894



W
W I T T Y
INVENTIONS

OFFERING STATEMENT		*# of Units*	*Total Proceeds*	*Net Proceeds*
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

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THE COMPANY

1. Name of issuer: **Witty Inventions, LLC.**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Information about directors (or persons of a similar status or function) of the Issuer:

Name:	Frances Solano Jones
Dates of Board Service:	15 January 2015 - Present
Principal Occupation:	CEO of Witty Inventions LLC
Dates of Service:	14 February

March 08, 2018

FP: truCrowd



WITTY
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

Principal Business: Invention of Products

Responsibilities: Invent, design, and distribution of Easy Breezy Food Fan

OFFICERS OF THE COMPANY

5. Information about officers (or persons of a similar status or function) of the Issuer:

        <u>Officers of the Issuer</u>

Name:	Frances Solano Jones
Title:	CEO
Dates of Service:	15 January 2015
Responsibilities:	Design, production, and distribution of Easy Breezy Food Fan products.

PRINCIPAL SECURITY HOLDERS

6. Name and ownership level of each entity with more than 20 percent of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Capitalization Table Prior to the Offering		
Holder	*Units of Membership Interest*	*% Vote*
Frances Jones	100%	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe the business of the Issuer and anticipated business plan:

Problem

Life can be hard and frustrating. Our inventions are designed to solve problems and make life a little easier and faster. As an example let me present the Easy Breezy Food Fan

When Children are hungry they want to eat right away! No longer does mom have to blow over food trying to cool it off, or use ice with the delicious meal prepared only ending up being watered down for your child. The Easy Breezy Food Fan cools food off in seconds therefore Mom is now free to do something else and food is just as tasty as intended! Problem solved.

March 08, 2018

FP: **truCrowd**



WITTY

INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV			
Minimum Amt.	400	$10,000	$9,000
$50 per Unit			
Maximum Amt.	2,140	$107,000	$95,800

--

Solution

Witty Invention products focus on solving problems around the house and make life easier.

We wanted to make our product, Easy Breeze Food Fan, versatile and appealing to our customers. That is Why we chose to design our product in bright, vibrant, child friendly colors to appeal to our customers. We also designed easy breezy with plug in capabilities or battery operated for moms on the go. Legs fold up on the side for even better storage!

If our customers are faced with product problems we will offer a warranty on the product.

Market

Our Primary audience for our product Easy Breezy Food Fan is every mother or father with small children. Our statistics show that this product will help appx $56,000 million children which is 70% of our childrens population age infant to 11 yo. there are 43.5 million mother that are potential customers of our product. We plan on sticking to our marking plan of Enhancing racking, increase online presence and generate leads and attending trade shows.

Competition

Moms, Dads, and children have a few methods on how to cool down hot food,but all alternatives to our methods are flawed.   They can blow on the food and maybe spread germs and sickness to their children. They can put ice in the food and water down flavor prepared food, or they can put hot food in the freezer which is not safe due to moisture and bacteria build up in your food. The Easy Breezy Food Fan is the fastest and safest way to cool down food.

Opportunity

Problem Worth Solving

Everyday it's frustrating to know there would be easier ways to go about living our lives. Wouldn't it be great to find ways to save time, accomplish daily tasks easier and faster? How much would you pay for such conveniences. People are frustrated by having to harder and not smarter.

Our solution

March 08, 2018

FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894



W
WITTY
INVENTIONS

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

--

Francs Jones is the inventor of Witty inventions LLC. She is type of inventor that focus on Solution to problem inventions and, believes in making life much easier to save people valuable time. People are now able to spend quality time with family and friends due to Witty inventions that make life easier.

Target Market

We expect our strongest market to be every mother or father with toddlers children ages 12 and under . There are 2 billion mothers in the world. (85.4 million in the USA) 34% of those mothers have young toddlers. Seven out of ten of those mothers are married.

Our second strongest target is anyone living in a home who could benefit from household inventions that solve problems or save time. There are 7.7 billion people on the earth and out of this number 100 million people are homeless. That leave appx 7.5 billion people left as target audience.

Competition

Current alternatives

There are numerous invention companies in the world today. Out of All those companies none have similar product to ours. Our Easy Breeze Food Fan is unique invention and there is nothing like it on the market. At this time we do not have a direct competitor. If Witty invention is successful with the launch of the Easy Breezy Food Fan our plan is to capturing the market with mommy and me or daddy and me kitchen cooking items and gadgets. These item solve problems for mom and help introduce children into the world of cooking in a very safe manor. Every invention produced by witty invention will be original or improved to any product in the market. We plan on having a variety of invention categories not just kitchen items.

Our advantages

Our advantages over other invention companies is, our product is unique and one of a kind. There is nothing on the market like our product. Our invention specialize in solving problems and making life easier for people where other invention company may focus on glitter and glamour.

March 08, 2018

FP: ◭truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

--

Marketing & Sales

Marketing Plan

TOP 3 TO-DO'S • Enhance tracking • Increase online presence • Generate leads

Tracking

Use tracking of new and existing marketing to determine what is and is not effective

• Eliminate public facing email addresses, and replace with contact forms on your website

• Eliminate direct phone lines, and replace with tracked lines, to see where callers are seeing your number.

Digital Foundation

Increase and enhance your online presence

• Submit online directory listings – Provide accurate, complete, and consistent information with a tracked phone number for Google My Business, Yelp, Bing Local, etc•

• Start a blog

• Create a Facebook business page, and Twitter and Instagram accounts.

Social Media

Use social media to enhance engagement and brand awareness

• Post 1x daily to Facebook, Twitter, and Instagram.

• Offer discounts and coupons for customers who like your page or follow your accounts.

• Create and start using a custom company hashtag.

• Post pictures of company culture

Search Engine Optimization

Optimize website to improve organic search rankings

• Put keywords into site content, headings photo tags, metadata.

• Post to blog twice a month

Lead Generation

Generate prospective customers, online and off

• Reach out to partners or complimentary businesses with whom you can cross promote (2 per month).

• Start using AdWords with a modest budget to drive targeted traffic to your site.

• Host a local event, promote social media accounts and collect email sign-ups.

Sales Plan

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

--

Hire the right people according to a repeatable evaluation

We first start by determining a list of attributes that make a successful sales rep. From there, we establish a repeatable process to evaluate candidates during interviews based on these weighted criterion.

1. Work ethic
2. Coachability
3. intelligence
4. Prior Success
5. Passion
6. Preparation/Witty Invention knowledge
7. Adaptability to change
8. Organizational Skills
9. Competitiveness
9. Brevity

Develop a quality sales boot camp

Salespeople are enrolled in a boot-camp curriculum for their onboarding training, taking as long as 1 week to enterprise sales reps. As soon as reps arrive, they're given homework assignment which includes 1 hour video to learn about the product they'll be selling and study for and examine that will test their knowledge of our product.

Operations

Locations & Facilities

Witty Inventions LLC has recently moved into a 1,000 sq ft location in downtown Phoenix Arizona. The better news is that it has good room for expansion. The parking lot is large and offers plenty of parking for free to employees and customers.

Technology

In the office, we use QuickBooks Desktop as our accounting solution and a collection of company-specific Excel spreadsheets to track inventory usage, sales, and so on. Our payroll is handled through Paychex. For the corporate channel, we are using Highrise as a simple CRM, just to track leads, conversation notes, and so on. We may upgrade to Salesforce later if we get enough traction in the B2B space. For customer payments, we use an iPad-based point-of-sale system that enables us to take payment on any of the major credit cards.

Equipment & Tools

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

WITTY
INVENTIONS

OFFERING STATEMENT		*# of Units*	*Total Proceeds*	*Net Proceeds*
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

--

Our product is currently manufactured in china. Our manufacture works very close with our engineer that lives here the USA. Our engineer ensured that the manufacture is equipped with the best equipment and tooling for our product. We tried very hard to find a manufacturer in the USA but, due to inflated pricing we were not able to afford any of them. The quotes for our molds here in the USA came in $120,000 to $150,000 for temporary molds. The quote from china was $21,000 to $25,000 for permanent molds. You can clearly see why we must manufacture in china.

Key metrics

Our metrics is basic keep our spending margin low and our profit margin high. Its important to keep our pricing per unit of product low so that we can keep the pricing affordable to our buyers. According to our conducted survey done on 200 moms ages 17 to 45 they were fine with the price but would not want to pay anymore than $24.99 per unit. We need to continue to find sales from buyers like QVC, HSN, Walmart, and other chain store buyers to keep our sales pipe full.The goal here is to keep our plan alive by tracking our actual results, identifying poor assumptions or weak performance as early as possible, and correcting course right away to keep our business on track.

March 08, 2018

FP: truCrowd



W I T T Y
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

--

Statements

Projected Profit and Loss

	2018	2019	2020
Revenue	$9,258,795	$14,994,000	$19,992,000
Direct Costs	$2,593,500	$4,200,000	$5,600,000
Gross Margin	$6,665,295	$10,794,000	$14,392,000
Gross Margin %	72%	72%	72%
Operating Expenses			
Salaries & Wages	$278,900	$591,750	$628,703
Employee Related Expenses	$55,780	$118,350	$125,741
Office	$17,500	$30,000	$30,000
Advertising	$810,926	$1,499,400	$1,999,200
Office Supply and Admin	$3,600	$14,400	$14,400
Insuarnce	$4,500	$6,000	$6,000
Travel and Entertainment	$12,500	$30,000	$30,000
Warehouse Rent		$60,000	$60,000
Total Operating Expenses	$1,183,706	$2,349,900	$2,894,043
Operating Income	$5,481,590	$8,444,100	$11,497,956
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$1,096,318	$1,688,820	$2,299,591
Total Expenses	$4,873,524	$8,238,720	$10,793,634
Net Profit	$4,385,272	$6,755,280	$9,198,365
Net Profit / Sales	47%	45%	46%

March 08, 2018

FP:  truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

--

Projected Balance Sheet

	2018	2019	2020
Cash	$4,772,525	$11,822,389	$21,721,067
Accounts Receivable	$0	$0	$0
Inventory	$1,050,000	$1,400,000	$1,400,007
Other Current Assets			
Total Current Assets	**$5,822,525**	**$13,222,389**	**$23,121,074**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$5,822,525**	**$13,222,389**	**$23,121,074**
Accounts Payable	$124,774	$156,863	$167,692
Income Taxes Payable	$1,096,318	$1,688,820	$2,299,591
Sales Taxes Payable	$216,161	$236,155	$314,874
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$1,437,253**	**$2,081,838**	**$2,782,157**
Long-Term Debt			
Total Liabilities	**$1,437,253**	**$2,081,838**	**$2,782,157**
Paid-In Capital			
Retained Earnings		$4,385,272	$11,140,552
Earnings	$4,385,272	$6,755,280	$9,198,365
Total Owner's Equity	**$4,385,272**	**$11,140,552**	**$20,338,917**
Total Liabilities & Equity	**$5,822,525**	**$13,222,389**	**$23,121,074**



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

OFFERING STATEMENT	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

--

RISK FACTORS

A crowdfunded investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's leadership. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

March 08, 2018

FP:  truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

WITTY
INVENTIONS

OFFERING STATEMENT

200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

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8. The following are material factors that make an investment in the issuer speculative or risky:

1.   <u>Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.</u> Witty Inventions LLC was organized on Feb 23, 2018.

2.   Witty Inventions LLC should be considered by investors to be an early stage company. As an early stage company, Witty Inventions is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of

3.   <u>Witty Inventions LLC short operating history, it is more difficult to accurately assess growth rate and earnings potential</u>. It is possible that Witty Invention LLC will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If Witty Inventions is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that Witty Inventions LLC' business model and plans will be successful or that Witty Inventions LLC will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as Witty Inventions   to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

4.   <u>The Company has limited working capital and requires significant additional financing, which</u> may or may not be available at all or on a timely basis.

The Company has limited working capital and there may not be sufficient financial resources available to carry out planned Witty Inventions operations. We depend upon timely

March 08, 2018

FP: truCrowd

Open Until July 31, 2018



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

---

availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of Shares offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If Witty Inventions is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; limit Witty Inventions' ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

5.   Witty Inventions LLC may incur significant losses and there can be no assurance that Witty Invention LLC will ever become a profitable business.

It is anticipated that Witty Inventions will initially sustain operating losses. Its ability to become profitable depends on success in marketing our products and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, Witty Invention LLC may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that Witty Inventions will ever become profitable. If Witty Inventions sustains losses over an extended period of time, it may be unable to continue in business.

6.   We are subject to government regulations.

Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	Minimum Amt.	400	$10,000	$9,000
$50 per Unit	Maximum Amt.	2,140	$107,000	$95,800

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change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

7. <u>Our future revenue and operating results are unpredictable and may fluctuate significantly.</u> It is difficult to accurately forecast Witty Inventions LLC revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: Witty Inventions ' ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Witty Inventions LLC operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

8. <u>The nature of the Company's business strategy is high-risk.</u>
Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

9. <u>The Company may encounter great difficulty or even a complete inability to develop and make suitable products.</u>
An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

10. <u>Witty Inventions LLC may not be able to create and maintain a competitive advantage.</u>
The potential markets for technical products are characterized by rapidly changing

March 08, 2018

FP: truCrowd



WITTY
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

technology, evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on Witty Invention LLC' financial condition, operating results and cash flow.

11. <u>Our aggressive growth strategy may not be achievable.</u>
For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

12. <u>Witty Invention LLC may be unable to attract and retain qualified employees or key personnel.</u> Witty Invention LLC' future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, Witty Inventions plans to secure key person life insurance when such coverage is deemed financially prudent. Also, Witty Invention LLC' future success may further depend on Witty Invention LLC ability to attract and retain additional key personnel and third party contractual relationships. If Witty Inventions is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

13. <u>Witty Inventions LLC does not plan to pay dividends to its shareholders in the near future and</u> <u>there is no guarantee it will ever receive any profit from its operations so as to be able to declare</u> <u>and pay dividends to its shareholders.</u>

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

WITTY
INVENTIONS

Open Until July 31, 2018

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

14. <u>We will have broad discretion on how the net proceeds of this private placement are utilized.</u> The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected entities primarily on the basis of our products, our small team, hands-on approach, the experience and contacts of our management and our responsive and efficient decision-making processes.

15. <u>Our pro forma financial statements rely on assumptions that may not prove accurate.</u>
Certain pro forma financial information may be provided to prospective investors for illustrative
and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

16. <u>Investors may suffer potential loss on dissolution and termination.</u>
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

17. <u>Actual results may vary from any projection we present.</u>

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

WITTY
INVENTIONS

Open Until July 31, 2018

OFFERING STATEMENT		*# of Units*	*Total Proceeds*	*Net Proceeds*
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

18. <u>Our operating costs are unpredictable.</u>
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Witty Inventions LLC or any of our products would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

19. be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

20. <u>We may not have adequate insurance.</u> Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

21. <u>Conflicts of interest may result due to affiliates of management providing services to the Company</u>. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company

March 08, 2018

FP: truCrowd

Open Until July 31, 2018



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

WITTY
INVENTIONS

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

22. <u>There is significant risk associated with the Company's indemnification of affiliated parties.</u> Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

23. <u>Certain future relationships have not been established</u>. The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the

March 08, 2018

FP:  truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018



OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

24. <u>The purchase price of the Units of SAFE+REV has been arbitrarily determined and may not reflect their actual value.</u> The purchase price of the Units has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

25. <u>There is no public market for the Shares and you will have to hold your Shares indefinitely,</u> <u>subject only to a private sale to a qualified counterparty that is exempt from registration, or</u> <u>a registration of your common shares, or a sale of the business.</u>
Currently, there is no public or other trading market for the Shares, and there can be no assurance that Witty Inventions will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

26. <u>Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.</u>
Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party.

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

27. <u>Shares are subordinate equity interests.</u>
The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

28. <u>The shares are unlikely to be able to be pledged as collateral.</u>
The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

29. <u>You will not have the benefit of review of this Offering Statement by the SEC or any other agency.</u>
Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

30. The company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

March 08, 2018

FP: truCrowd



WITTY
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

THE OFFERING

9. What is the purpose of this offering?

> We plan to finish product development, start production and get several wholesale clients.

10. How does the Issuer intend to use the proceeds from this offering (below are estimates):

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000	$107,000
Less: Offering Expenses (FP Fees)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds		
CrowdFunding Expenses		$3,500
Product Development of Easy Breezy Food Fan		$31,000
Executive Management Travel/Negotiation Reserve		$7,000
Marketing and Sales	$9,000	$10,000
Legal/Accounting		$13,000
Distribution		$17,000
Management Consulting Services		$4,500
Miscellaneous Petty Cash reserves		$9,800
Total Use of Net Proceeds	$9,000	$95,800

11. How will the Issuer complete this transaction and deliver securities to you?

March 08, 2018

FP: truCrowd



W

W I T T Y

INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	Minimum Amt. 400	$10,000	$9,000
$50 per Unit	Maximum Amt. 2,140	$107,000	$95,800

Upon the close of this Offering, if you have purchased units of SAFE+REV in the Issuer, records of your purchase will be filed and managed by an SEC-registered Stock Transfer Agent.

12. How can you cancel your investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Funding Portal will notify investors when the minimum offering amount has been met.

If the issuer reaches the minimum offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not re-confirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

<u>The Offering</u>

13. What are the terms of the securities being offered?

March 08, 2018

FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

W
WITTY
INVENTIONS

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

SECURITY OFFERED FOR SALE	SAFE+REV (TM) (SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS REVENUE PARTICIPATION)
VALUATION CAP	N/A
DISCOUNT RATE	80%
MFN PROVISION	No.
ANTI-DILUTION RIGHTS	No.
TARGET NUMBER OF UNITS OF SAFE+REV(TM)	200
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	2,140
PURCHASE PRICE PER UNIT	$50
MINIMUM UNITS PER INVESTOR	5
OFFERING DEADLINE	July 31, 2018
USE OF PROCEEDS	See page 31
REVENUE PARTICIPATION	Yes
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	20%
REPAYMENT MULTIPLE	4X
MEASUREMENT PERIOD START	1/1/2019
MEASUREMENT PERIOD END	12/31/2059

See Annex 1 for complete SAFE+REV Agreement

14. Do the securities being offered entitle investors to voting rights?   ☐ Yes ☑ No

15. Are there limitations on the voter rights mentioned above?   ☐ Yes ☑ No
    The SAFE-REV does not have any voting rights until the SAFE will get converted (subject to certain Conversion Events) into equity.

16. How may the terms of the securities being offered be modified?
    The terms of the securities cannot be modified after the closing of this Offering.

Restrictions on Transfer of the Securities Being Offered
    The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
    ● to the issuer;

March 08, 2018

FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894



OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

- to an accredited investor;[1]
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent,[2] to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding?

Outstanding Securities and Other Classes of Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Single Member LLC:	N/A	N/A	☑ Yes ☐ No	☐ Yes ☑ No

18. May the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? ☐ Yes ☑ No

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes
☑ No

20. Could the exercise of rights held by the principal shareholders identified in Question 6 affect the purchasers of the securities being offered? ☐ Yes ☑ No

---

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

March 08, 2018
FP: truCrowd

Open Until July 31, 2018

WITTY INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

OFFERING STATEMENT		*# of Units*	*Total Proceeds*	*Net Proceeds*
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

21. How are the securities offered being valued?

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).


VALUATION
The 5 Methods Used
$ 1,239,356
Scorecard Method
$ 955,000
Check-List Method
$ 8,929,080
Venture Capital Method
$ 31,838,457
DCF with LTG
$ 32,187,983
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

March 08, 2018

FP: **truCrowd**

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

W

WITTY

INVENTIONS

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

Valuation Average Weights



Weights
of the 5 methods

33% · 34% · 11% · 11% · 11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (33%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The Average Pre-Money valuation is: $ 8,758,795

Lower Bound $ 4,655,000

Higher Bound $ 12,863,000

The valuation was calculated at pre money **$4,600,000,** by using the lower bound.

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering Documents Section.

Note: The security offered is independent of the present valuation:
1. The SAFE (Simple Agreement for Future Equity) will convert the money invested in common equity, at the valuation given at the conversion event;
2. The Revenue Participation Right are not function or any valuation.

22. What are the risks to me relating to holding a minority ownership stake in the issuer?

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

WITTY
INVENTIONS

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

Because you are purchasing securities and will own a minority share of the Issuer, you incur certain risks related to being a minority shareholder. These include (but are not limited to):

- **The right to demand current distributions from an operating business is limited.** A majority owner, if they are committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to themselves or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the Issuer to allow you to share in any of the current income of the Issuer.

- **No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the Issuer at risk. The investor may see the majority owner running the Issuer into the ground. The investor can try to convince him that it is the wrong decision, but they don't have to take your calls.

- **The investor has limited rights, if any, to decide whether or not your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the Issuer to buy you out, but these rights are limited.

- While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to investors associated with corporate actions?

When you purchase and own securities in a company, there are certain risks related to actions that the company (in this case, the Issuer) could take. These include (but are not limited to):

- **Additional issuances of securities:** Following your investment in the Issuer, the Issuer may sell interest to additional investors, which could dilute the percentage interest of your ownership of the Issuer. You might have the opportunity to increase your investment in the Issuer in such transaction, but such opportunity

March 08, 2018

FP: truCrowd



WITTY
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV			
Minimum Amt.	400	$10,000	$9,000
$50 per Unit			
Maximum Amt.	2,140	$107,000	$95,800

--

cannot be assured. The amount of additional capital needed by the Issuer, if any, will depend upon the maturity and the objectives of the Issuer.

- **Issuer repurchases of securities:** The Issuer may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to you, and create pressure on you to sell its securities to the Issuer concurrently.

- **A sale of the issuer or of assets of the issuer:** As a minority owner of the Issuer, you will have limited or no ability to influence a potential sale of the Issuer or a substantial portion of its assets. Thus, you will rely upon the executive management of the Issuer and the Board of Directors of the Issuer to manage the Issuer so as to maximize value for shareholders.

- **Transactions with related parties:** You should be aware that there will be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Issuer will be guided by their good faith judgement as to the Issuer's best interests. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its shareholders. By acquiring an interest in the Issuer, you will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Indebtedness of the Issuer

24. Describe the material terms of indebtedness of the Issuer:

   None.

25. Has the issuer conducted other exempt offerings within the past three years? ☐ Yes ☑ No

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate

March 08, 2018

FP: truCrowd

Open Until July 31, 2018



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

---

amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

- any director or officer of the issuer ☐ Yes ☑ No
- any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power ☐ Yes ☑ No
- if the issuer was incorporated or organized within the past three years, any promoter of the issuer ☐ Yes ☑ No
- any immediate family member of any of the foregoing persons ☐ Yes ☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

> Because the Issuer is a new, collaborative effort, the Issuer does not have any relevant financial events to disclose for the period for which financial statements are provided.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

March 08, 2018

FP:  truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894



W I T T Y
INVENTIONS

Open Until July 31, 2018

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

Witty Inventions, LLC

PROFIT AND LOSS
January - February, 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	$0.00
▾ Expenses	
Advertising & Marketing	1,000.00
Legal & Professional Services	18,800.00
Other Business Expenses	1,500.00
Travel	1,500.00
Uncategorized Expense	3,500.00
Total Expenses	**$26,300.00**
NET INCOME	$ -26,300.00

Cash basis Thursday, March 8, 2018 05:55 AM GMT-06:00

March 08, 2018

FP:  truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

W
WITTY
INVENTIONS

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--



W
WITTY
INVENTIONS

Witty Inventions, LLC

BALANCE SHEET
As of February 28, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Main	-26,200.00
Total Bank Accounts	$ -26,200.00
Total Current Assets	$ -26,200.00
TOTAL ASSETS	$ -26,200.00
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	100.00
Retained Earnings	
Net Income	-26,300.00
Total Equity	$ -26,200.00
TOTAL LIABILITIES AND EQUITY	$ -26,200.00

Accrual basis Thursday, March 8, 2018 05:59 AM GMT-06:00

March 08, 2018

FP:  truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

--

CERTIFICATION

I, Frances Jones, certify that:

(1)   the financial statements of Witty Inventions, LLC included in this Form are true and complete in all material respects; and

(2)   no tax returns were ever filed for Witty Inventions, LLC

X  *Frances Jones*
CEO
3/8/2018

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

- Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ⬚predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    - in connection with the purchase or sale of any security?   ☐ Yes ☑ No
    - involving the making of any false filing with the Commission?   ☐ Yes ☑ No
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?   ☐ Yes ☑ No

March 08, 2018
FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894



OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

- Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  - in connection with the purchase or sale of any security? ☐ Yes ☑ No
  - involving the making of any false filing with the Commission? ☐ Yes ☑ No
  - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No
- Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  - at the time of the filing of this offering statement bars the person from:
    - association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
    - working in securities, insurance or banking? ☐ Yes ☑ No
    - engaging in savings association or credit union activities? ☐ Yes ☑ No
    - constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No
- Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  - suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  - places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  - bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT
200 Units of SAFE+REV
$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

- Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  - any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

  ☐ Yes ☑ No

  - Section 5 of the Securities Act? ☐ Yes ☐ No
- Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

  ☐ Yes ☑ No

- Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

- Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

  ☐ Yes ☑ No

ONGOING REPORTING

March 08, 2018

FP: **truCrowd**

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	Minimum Amt.	400	$10,000	$9,000
$50 per Unit	Maximum Amt.	2,140	$107,000	$95,800

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 15 of each calendar year.

Once posted, the annual report may be found on the issuer's website at: wittyinventionsllc.com

The Issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

March 08, 2018

FP: truCrowd


WITTY
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

--

chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT		*# of Units*	*Total Proceeds*	*Net Proceeds*
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

Annex 1 SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between Witty Inventions, LLC herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:
(A) SAFE (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and
(B) REV (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Arizona, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

March 08, 2018

FP: truCrowd

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

W

W I T T Y
INVENTIONS

Open Until July 31, 2018

OFFERING STATEMENT		*# of Units*	*Total Proceeds*	*Net Proceeds*
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

--

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)
THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "Investor") of $[_____] (the "Purchase Amount") on or about [Date of SAFE], Inventions, LLC an Arizona LLC (the "Company"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.
The "Valuation Cap" is N/A
The "Discount Rate" is 80%
See Section 2 for certain additional defined terms.
1.   Events
        (a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.
        In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):
(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and
(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.
        (b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

WITTY
INVENTIONS

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

--

Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c)   Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d)   Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities

March 08, 2018

FP: truCrowd



W I T T Y
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Conversion Price" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Distribution" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Pro Rata Rights Agreement" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its pro rata share of private placements of securities by the Company occurring after the Equity Financing, subject to customary exceptions. Pro rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"SAFE" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"SAFE Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"SAFE Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and

March 08, 2018

FP: **truCrowd**



WITTY
INVENTIONS

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

--

is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

March 08, 2018

FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894



WITTY
INVENTIONS

OFFERING STATEMENT

200 Units of SAFE+REV

$50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Minimum Amt.	400	$10,000	$9,000
Maximum Amt.	2,140	$107,000	$95,800

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: Witty Inventions, LLC is herein referred to as the "Issuer". Issuer is a Arizona LLC whose registered agent address is: 2302 E. Magnolia St Phoenix, AZ 85034.

· Number of Units to Investor: Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($50 per Class A Revenue Share Unit).

· Offering Metrics:

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" _20%_

March 08, 2018

FP: truCrowd



Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

Open Until July 31, 2018

OFFERING STATEMENT

	# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.* 400	$10,000	$9,000
$50 per Unit	*Maximum Amt.* 2,140	$107,000	$95,800

---

o   The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2059

o   The "Repayment Multiple" is _4X_

o   The "Total Per Unit Defined Return" is $200_

1.   Calculation of Each RevShare. Each RevShare shall be calculated as follows:

·   Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

·   Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2.   Annual Payment of RevShares. On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principal and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) Severability. If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) Communications in English. All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) Notices: Notices by Investor to Issuer must be made to its Registered Agent address set out

March 08, 2018

FP: truCrowd

Open Until July 31, 2018

Witty Inventions, LLC
2302 E. Magnolia St.
Phoenix, AZ 85034
520-335-5894

OFFERING STATEMENT		# of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV	*Minimum Amt.*	400	$10,000	$9,000
$50 per Unit	*Maximum Amt.*	2,140	$107,000	$95,800

above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) No Stockholder Rights. Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) Rules of Construction. Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) Waiver. Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) Counterpart and Electronic Signatures. This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____